UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2019

SECURED REAL ESTATE INCOME STRATEGIES, LLC

(Exact name of issuer as specified in its charter)

Delaware	27-1288581
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2090 N. Kolb Road, Ste 120

Tucson, AZ 85715

(Full mailing address of principal executive offices)

(888) 444-2102

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview

Secured Real Estate Income Strategies, LLC (formerly Secured Real Estate Income Fund II, LLC), is a newly organized Delaware limited liability company (which we refer to as the “Company,” “we,” “us” or “our”), formed for the purpose of investing in a diversified portfolio of real estate loans and other debt instruments collateralized by first and second position security interests in residential real estate in the U.S. and the underlying real estate collateral (“Loans”). We invest in and acquire senior and subordinate real estate secured Loans, and to invest in real estate and real estate-related debt instruments primarily originated by our affiliates upon fair market and commercially reasonable terms. In addition, we may acquire any real properties or real estate equity investments that in the opinion of our Managing Member, meets our investment objectives. We diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors. We make our investments through the investment in or acquisition of individual Loans or Loan portfolios.

All of the Loans are evidenced by a promissory note secured by instruments granting a security interest in real property which may be mortgages, deeds of trust, security deeds or deeds to secure debt, depending upon the prevailing practice and law in the state in which the mortgaged property is located.  Mortgages, deeds of trust and deeds to secure debt are referred to in this offering circular collectively as "Mortgages." Any of the foregoing types of Mortgages will create a lien upon, or grant a title interest in, the subject property, the priority of which will depend on the terms of the particular security instrument, as well as separate, recorded, contractual arrangements with others holding interests in the mortgaged property, the knowledge of the parties to such instrument as well as the order of recordation of the instrument in the appropriate public recording office.  However, recording does not generally establish priority over governmental claims for real estate taxes and assessments and other charges imposed under governmental police powers.

We are managed by SREIF Manager II, LLC, a Nevada limited liability company (the "Managing Member"), who has overall responsibility for managing and administering the business and affairs of the Company.  The Managing Member has delegated responsibility and authority for making investment decisions for the Company to Good Steward Capital Management, Inc., an Arizona Corporation and investment adviser registered with the Securities and Exchange Commission, or SEC ("Investment Manager").  The Managing Member will direct payment of any “performance-based fees” to the Investment Manager pursuant to the Investment Management Agreement.

Our Investments

During the six months ended June 30, 2019, the Company did not make any new investments. As of the date of this report, the total number of outstanding Loans was 9 and the outstanding balance was $2,552,000. See “Recent Developments” below for a description of investments we have made since June 30, 2019.

Distributions

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.  As of December 31, 2018, the Company had made the following distributions to its Members:

Distribution Period	Monthly Distribution	Date of		Annualized
	Amount/Common	Declaration	Payment Date	Yield
	Share		(1)	(2)
01/01/2019-01/31/2019	0.06	01/31/19	02/15/19	6.6%
02/01/2019-02/28/2019	0.05	02/28/19	03/15/19	5.5%
03/01/2019-03/31/2019	0.05	03/31/19	04/15/19	5.5%
04/01/2019-04/30/2019	0.08	04/30/19	05/15/19	9.4%
05/01/2019-05/31/2019	0.05	05/31/19	06/15/19	5.8%
06/01/2019-06/30/2019	0.05	06/30/19	07/15/19	5.77%

(1) Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2) Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

Any distributions we make are at the discretion of our Manager, and are based on, among other factors, our present and reasonably projected future cash flow. Distributions are paid to Members as of the record dates selected by the Manager.

Any distributions that we make directly impact our NAV, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

We have adopted a redemption plan whereby, on a quarterly basis, a shareholder may obtain liquidity as described in detail in our Offering Circular, as filed with the SEC. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, following any material decrease in our NAV, or for any other reason.

During six month ended on June 30, 2019, 3,273 shares have been submitted for redemption.

Sources of Operating Revenues and Cash Flows

We generate revenues from net interest income on our commercial real estate debt and unconsolidated joint ventures. Our income is primarily derived through the difference between revenue and the cost at which we are able to finance our investments. We may also seek to acquire investments which generate attractive returns without any leverage.

Outlook and Recent Trends

We believe that the near and intermediate-term market for investment in select real estate loans and other real estate-related assets is compelling from a risk-return perspective. However, we are wary of the long-sustained bull stock market, as the current economic cycle has been in expansion for more than eight years and is showing signs of a potential slow down. The Federal Reserve monetary policy has begun to tighten, which historically has occurred in the later stages of US economic cyclical growth. As a result, we favor a strategy weighted toward targeting senior and mezzanine debt with a margin of safety and downside structural protections. In contrast, returns typically associated with pure equity strategies are mostly “back-ended” and are dependent on asset appreciation, capitalization rate compression, cash flow growth, aggressive refinancing and/or sale of the underlying property. We believe that our investment strategy combined with the experience and expertise of our Manager’s management team provide opportunities to originate investments with attractive current and accrued returns and strong structural features directly with real estate companies, thereby taking advantage of changing market conditions in order to seek the best risk-return dynamic for our shareholders.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) required management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. From time to time, we evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain.

We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2 – Summary of Significant Accounting Policies, included in the financial statements contained in this report below, for a more thorough discussion of our accounting policies and procedures. We consider our critical accounting policies to be the following:

Real Estate Debt Investments

Our real estate debt investments are generally classified as held to maturity as we have both the intent and ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. We review our debt-related investments on a quarterly basis, or more frequently when such an evaluation is warranted, to determine if an impairment exists. A debt-related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. Real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan loss reserve, if deemed appropriate, which approximates fair value.

Fair Value Disclosures

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs.

As of June 30, 2019, the Company’s financial instruments consist of cash, debt investments and accounts payable. The carrying values of cash and cash equivalents, receivables, and accounts payable are reasonable estimates of their fair value. The aggregate fair value of our investments is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of June 30, 2019 and December 31, 2018, management estimated the fair value of our investments to be $2,552,000 and $2,552,000 respectively. See Note 2 – Fair Value of Financial Instruments, in our financial statements below for further detail.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our financial statements. See Recent Accounting Pronouncements in Note 2 – Summary of Significant Accounting Policies, in our financial statements below for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Offering Results

As of December 31, 2018, the Company had raised $ 3,032,750 from offering proceeds. For the period January 1, 2019 to June 30, 2019, the Company had accepted 3 subscribers for 3,200 units totaling $32,000 and 10,036 Units totaling $100,363 issued to existing subscribers and approximately 4,683,489 of our Class A Units remained available for sale to the public under our Offering.

On February 20, 2018 affiliated parties acquired 84,609 units of membership interest in the Company in exchange for the transfer of four loans with an aggregate unpaid balance of $846,093. The notes had an interest rate of 12% and maturity dates ranging from May 31, 2018 to August 1, 2019.  Three of the loans are collateralized by real property and one loan is a mezzanine loan collateralized by the equity in ten separate entities including the real property owned by those entities.

The Company did not originate any new loans during the six (6) month period ended June 30, 2019.

We expect to offer Class A Units in our Offering until we raise the maximum amount being offered, unless terminated by our Manager at an earlier time. Until December 31, 2017, the per Class A Unit purchase price was $10.00 per share, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price is adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value, or NAV, divided by the number of our Class A Units as of the end of the prior fiscal quarter (NAV per share). The per share purchase price of our Class A Units has been $10.00 per share from inception through June 30, 2018. Although our Class A Units are not listed on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our Class A Members with limited liquidity on a quarterly basis after twelve months following the purchase of Class A Units.

Results of Operations

The financial statements included in this filing as of and for the six months ended June 30, 2019 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management, all necessary adjustments have been included to make interim statements of operations not misleading.

Revenue

On February 20, 2018, we commenced operations upon our satisfying the $1.0 million minimum offering requirement for our initial offering. For the six months ended June 30, 2019, we had total net income of approximately $86,383 primarily attributable to interest income from our investments.

The Company had 9 investments as of June 30, 2019. No investments were added, and no investments were paid off throughout the six months ended June 30, 2019. For the period ended June 30, 2019, the Company had $86,383 in income. Income of $ 129,650 was generated during the year ended December 31, 2018.  We expect cash flows from operating activities to increase in future periods as a result of anticipated funding’s of real estate investments, in addition to a full year of stabilized income from investments.

Interest Income

For the six months ended June 30, 2019, we earned interest income of approximately $108,399 from our investments.

Expenses

General and Administrative

For the six months ended June 30, 2019, we incurred general and administrative expenses of approximately $ 1,245, respectively, which included auditing and professional fees, bank fees, organizational costs and other costs associated with operating our business.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our offerings, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offerings to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our offerings and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2019, we had 9 investments for approximately $ 2,552,000, and had approximately $ 18,288 in cash. We anticipate that proceeds from our offerings will provide sufficient liquidity to meet future funding commitments and costs of operations as of June 30, 2019.

If we are unable to fully raise additional capital through the sale of Class A Units we expect to offer in connection with our recently filed Registration Statement, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments included payments for reimbursement of certain organization and offering expenses. As of June 30, 2019, organization and offering expenses have totaled approximately $9,027 and total approximately .34% of gross offering proceeds. In addition, borrowers and real estate sponsors may make payments to our affiliates in connection with the selection and origination or purchase of investments.

Apart from our efforts to raise money via the sale of Class A Units in the Offering, we are not aware of any material trends, favorable or unfavorable, in our capital resources, or any expected material changes in the mix and relative cost of such resources.

Cash Flows

The following presents our statement of cash flows for the six months ended June 30, 2019 and for the six months ended December 31, 2018 (in thousands):

Cash Flows	For the Six Months Ended June 30, 2019
Operating activities:	$6.63
Investing activities:	$-
Financing activities:	$8.55
Net increase (decrease) in cash and cash equivalents	$15.17
Cash and cash equivalents, beginning of period	$3.11
Cash and cash equivalents, end of period	$18.28

Cash Flows	For the Six Months Ended December 31, 2018
Operating activities:	$25.54
Investing activities:	$(744.00)
Financing activities:	$698.08
Net increase (decrease) in cash and cash equivalents	$(20.38)
Cash and cash equivalents, beginning of period	$23.49
Cash and cash equivalents, end of period	$3.11

Off-Balance Sheet Arrangements

As of June 30, 2019, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see “Item 3 – Financial Statements” below.

Recent Developments

None.

Item 2. Other Information

None.

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS OF

SECURED REAL ESTATE INCOME STRATEGIES, LLC

Balance Sheets

As of June 30, 2019 (unaudited) and December 31, 2018 (audited)

(Amounts in thousands, except share and per share data)

	As of	As of
	30-Jun-19	December 31,2018
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	$18.29	3.11
Interest receivable	152.37	111.72
Other assets	19.14	10.71
Real estate debt investments	2,552.00	2,552.00
Deferred costs, net of accumulated amortization of $9.03 and $8.79 as of June 30, 2019 and December 31, 2018, respectively	138.09	138.34
Total Assets	$2,879.89	2,815.88

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable	$22.46	43.14
Note payable to related party	138.25	148.25
Distributions payable	13.29	17.69
Total Liabilities	$174.00	209.08

Members’ Equity:	2,747.38	2,647.75
Retained Earnings (Accumulated deficit)	(41.49)	(40.95)
Total Members’ Equity	2,705.89	2,606.80
Total Liabilities and Members’ Equity	$2,879.89	2,815.88

The accompanying notes are an integral part of these financial statements.

SECURED REAL ESTATE INCOME STRATEGIES, LLC

Statements of Operations

For the Six Months Ended June 30, 2019 (unaudited)

(Amounts in thousands, except share and per share data)

	For the Six	For the Six
	Months Ended	Months Ended
	June 30, 2019	June 30, 2018
	(unaudited)	(unaudited)
Income
Interest income	$108.40	$52.37
Other income	6.25	27.24
Total income	114.65	79.61

Expenses
Asset management and other fees – related party	27.02	9.10
General and administrative expenses	1.25	33.81
Accrued interest to related party	-	-
Total expenses	28.27	42.91

Net income (loss)	$86.38	$36.71

The accompanying notes are an integral part of these financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

SECURED REAL ESTATE INCOME STRATEGIES, LLC

Statements of Members’ Equity

For the Six Months Ended June 30, 2019 (unaudited)

(Amounts in thousands, except share data)

	Class A Units
	Units	Amount	Retained	Total
			Earnings	Company’s
			(Accumulated	Shareholders'
			Deficit)	Equity
December 31, 2018	264,775	$2,647.75	$0.54	$2,648.29
Proceeds from issuance of common stock	13,236	$132.36		132.36
Accumulated amortization of deferred offering costs			(0.24)	(0.24)
Distributions declared on common stock			(86.92)	(86.92)
Redemptions of common stock	(3,273)	$(32.73)		(32.73)
Net income (loss)			86.62	86.62
June 30, 2018	274,738	$2,747.38	$0.00	$2,747.38

*The accompanying notes are an integral part of these financial statements.

	Class A Units
	Units	Amount	Retained	Total
			Earnings	Company’s
			(Accumulated	Shareholders'
			Deficit)	Equity
December 31, 2018	264,775	$2,647.75	$0.54	$2,648.29
Proceeds from issuance of common stock	13,236	$132.36		132.36
Accumulated amortization of deferred offering costs			(0.24)	(0.24)
Distributions declared on common stock			(86.92)	(86.92)
Redemptions of common stock	(3,273)	$(32.73)		(32.73)
Net income (loss)			86.62	86.62
June 30, 2018	274,738	$2,747.38	$0.00	$2,747.38

*The accompanying notes are an integral part of these financial statements.

						Total
	Class A Units		Class B Units		Accumulated	Member’s
	Units	Amounts	Units	Amount	Deficit	Equity (Deficit)
Balance, December 31, 2018	264,775	$2,647.75	100	$-	$(40.95)	$2,606.80
Class B Units issued to manager	13,236	132.36	-	-	-	132.36
Net income (loss)					86.38	86.38
Distribution declared on common stock	-	-	-	-	(86.92)	(86.92)
Redemption of common stock	(3,273)	(32.73)	-	-	-	(32.73)
Balance, June 30, 2019	274,738	$2,747.38	100	$-	$(41.49)	$2,705.89

*The accompanying notes are an integral part of these financial statements.

SECURED REAL ESTATE INCOME STRATEGIES, LLC

Statements of Cash Flows

For the Six Months Ended June 30, 2019 (unaudited)

(Amounts in thousands)

	June 30, 2019	June 30, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/loss	$86.38	$36.71
Changes in operating assets and liabilities:
Interest receivable	(40.64)	(42.50)
Accounts payable and accrued expenses	(30.68)	(0.55)
Other assets	(8.43)	(4.37)
Net cash used in operating activities	6.63	(10.71)

CASH FLOWS FROM INVESTING ACTIVITIES:	-	-
Investment in debt-related investments	-	(1,808.00)
Repayment of Issuance Notes	-	-
Net cash used in investing activities	-	(1,808.00)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common shares	132.36	1,865.94
Distributions paid	(91.32)	(24.35)
Cash paid for shares redeemed	(32.73)	-
Payments for deferred offering cost	0.24	0.61
Net cash provided by financing activities	8.55	1,842.20

Increase in cash and cash equivalents	15.17	23.49
Cash and cash equivalents, at beginning of period	3.11	-
Cash and cash equivalents, end of period	$18.28	$23.49

Supplemental disclosures of cash flow information:	-	-
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these financial statements.

SECURED REAL ESTATE INCOME STRATEGIES, LLC

Notes to Financial Statements (unaudited)

June 30, 2019

NOTE 1 – ORGANIZATION AND BUSINESS

Secured Real Estate Income Fund II, LLC (the “Company”) was formed on June 15, 2016 (date of “Formation”) in the State of Delaware.   The Company changed its name to Secured Real Estate Income Strategies, LLC on June 5, 2017.  The Company’s headquarters are located in Tucson, Arizona.  The Company was formed for the purpose of investing in a diversified portfolio of real estate loans and other debt instruments collateralized by first and second position security interests in residential real estate in the U.S. and the underlying real estate collateral.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern and Management’s Plans

The Company will rely heavily on equity financing for working capital to fund start-up and development activities. This raises substantial doubt about the Company’s ability to continue as a going concern.  We expect to complete the equity offering and acquire the portfolio of real estate loans during the next 36 months. The manager intends to fund its operations with funding from operational income.  There are no assurances that management will be able to raise capital on terms acceptable to the Company.  If we are unable to obtain sufficient amounts of capital, we may be required to reduce the scope of our planned loan operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties. Despite the inherent risks of any new business, the decades of relevant industry experience coupled with an experienced management team provide our basis for belief that the Company can be a success for stakeholders.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2019 and December 31, 2019. Fair values were assumed to approximate carrying values because of their short term in nature.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company’s business and operations are sensitive to general business and economic conditions in the U.S. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, we consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Deferred Offering Costs

The Company capitalizes costs of its offering of securities which will be applied against proceeds received if successful. If unsuccessful, such costs will be expensed.

Loans Held for Investment

Loans held for investment will be carried at amortized cost, net of discounts and premiums, deferred loan origination fees, costs and the allowance for loan losses.  Net deferred loan origination fees and costs on loans are amortized or accreted using the interest method over the expected life of the loans.  Amortization of deferred loan fees and costs are discontinued for loans placed on nonaccrual.  Any remaining deferred fees or costs and prepayment fees associated with loans that payoff prior to contractual maturity are included in loan interest income in the period of payoff.  Loan commitment fees received to originate or purchase a loan are deferred and, if the commitment is exercised, recognized over the life of the loan as an adjustment of yield or, if the commitment expires unexercised, recognized as income upon expiration of the commitment.  Loans held for investment are not adjusted to the lower of cost or estimated market value because it is management's intention, and the Company has the ability, to hold these loans to maturity.

Interest on loans is credited to income as earned.  Interest receivable is accrued only if deemed collectible.  Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans.  The accrual of interest on loans is discontinued when principal or interest is past due 90 days based on contractual terms of the loan or when, in the opinion of management, there is reasonable doubt as to collection of interest.  When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income.  Interest income generally is not recognized on impaired loans unless the likelihood of further loss is remote.  Interest payments received on such loans are applied as a reduction to the loan principal balance.  Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest.

A loan is considered to be impaired when it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. We review loans for impairment when the loan is classified as substandard or worse, delinquent 90 days, determined by management to be collateral dependent, or when the borrower files bankruptcy or is granted a troubled debt restructure. Measurement of impairment is based on the loan’s expected future cash flows discounted at the loan’s effective interest rate, measured by reference to an observable market value, if one exists, or the fair value of the collateral if the loan is deemed collateral dependent.  The Company selects the measurement method on a loan-by-loan basis except those loans deemed collateral dependent.  All loans are generally charged-off at such time the loan is classified as a loss.

Allowance for Loan Losses

The Company will maintain an allowance for loan losses at a level deemed appropriate by management to provide for known or inherent risks in the loan at the reporting date.  The Company has implemented and adheres to an internal asset review system and loss allowance methodology designed to provide for the detection of problem assets and an adequate allowance to cover loan losses.  Our determination of the adequacy of the loan loss allowance is based on an evaluation of the composition of the loan, actual loss experience, industry charge-off experience on income property loans, current economic conditions, and other relevant factors in the area in which the Company’s lending activities are based.  These factors may affect the borrowers’ ability to pay and the value of the underlying collateral.  The allowance is calculated by applying loss factors to loans held for investment according to loan program type and loan classification.  The loss factors are established based primarily upon the Company’s historical loss experience and the industry charge-off experience and are evaluated on a quarterly basis.  Additions and reductions to the allowance are reflected in current operations.

Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are recorded at fair value less cost to sell with any excess loan balance charged against the allowance for estimated loan losses.  The Company will obtain an appraisal and/or market valuation on all real estate owned at the time of possession.  After foreclosure, valuations are periodically performed by management.  Any subsequent fair value losses are recorded to other real estate owned operations with a corresponding write-down to the asset.  All legal fees and direct costs, including foreclosure and other related costs are expensed as incurred.

Stock-Based Compensation

The Company will account for stock options issued to employees under ASC 718 “Share-Based Payment”. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company will measure compensation expense for its non-employee equity-based compensation under ASC 505 “Equity.” The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to equity-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company is a Limited Liability Company (“LLC”) taxed as a partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the equity holders are liable for individual federal and state income taxes on their respective shares of the Company’s taxable income.  The Company has not yet filed any tax returns. The tax return years 2018 and 2017 are still subject to tax examination by the United States Internal Revenue Service; however, we do not currently have any ongoing tax examinations.

Concentration of Credit Risk

The Company may maintain its cash with a financial institution located in the United States.  The Federal Deposit Insurance Corporation insures balances up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”.  Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as “lessees”, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For public business entities, the amendment is effective for annual periods beginning after December 15, 2019 and interim period within those annual periods. We are currently evaluating the effects of ASU 2016-13 on its financial statements and disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. We believe that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 - NOTE PAYABLE TO RELATED PARTY

Since July 1, 2016, the Company has had a line of credit for borrowings of up to $125,000 from SREIF Manager II, LLC, a related entity controlled by the managing member.  Borrowings have been historically used to fund operations. Borrowings are subject to interest at rate of 5%, per annum.  During December 31, 2017, the Company increased their borrowing capacity to $175,000 and extending the due date of principal and interest to December 31, 2018. The Company had borrowings totaling $158,253 and accrued interest of $9,672 as of December 31, 2017. As of December 31, 2017, the Company had $16,747 available under the line of credit.  Interest expense was $8,465 for the year ended December 31, 2017. As of June 30, 2019, the Company had borrowings totaling $138,253 and the related entity has decided not to charge any interest on this line of credit from start.  As of December 31, 2018 and June 30, 2019, the Company had $36,747 and _______ available under the line of credit.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers.

Dealer Manager/ Placement Agent Agreement

The Company has engaged a broker-dealer, as its dealer-manager and, subject to an overall cap on selling commissions and accountable/nonaccountable expenses of 9.0%, the Company has agreed to pay the broker-dealer commissions of up to 7.0% of the offering proceeds of this offering received by the Company that are derived from investors introduced to the Company by the broker-dealer, which it may reallow and pay to participating broker-dealers, a non-accountable expense allowance for due diligence, marketing and expense reimbursement of up to 1.5% of the gross proceeds, which it may re-allow and pay, in part, to participating broker dealers, and a non-accountable due diligence fee in the amount of $10,000 for filing and legal fees incurred by it.  Our Dealer-Manager will also be entitled to the reimbursement of accountable expenses in the amount of up to one percent (1.0%) of the offering proceeds in relation to platform fees payable to another broker-dealer.  The Dealer-Manager may also sell Class A Units as part of the selling group, thereby becoming entitled to retain a greater portion of the seven percent (7.0%) selling commissions.  Any portion of the seven percent (7.0%) selling commissions retained by the Dealer-Manager would be included within the amount of selling commissions payable by the Company and not in addition thereto.  In addition, the Dealer Manager will be entitled to receive an Investor Processing Fee of $5 per investor.  To the extent that an investor is not introduced by the Dealer Manager or any placement agent or participating broker dealer, such investor will still be required to pay the Investor Processing Fee.  All investors, including investors not introduced by the Dealer Manager or placement agent, will share in the expense of selling commissions and accountable and non-accountable expenses.  The Company had previously engaged Cambria Capital and on October 4, 2016 had advanced Cambria Capital a retainer in the amount of $15,000 for the payment of actual, accountable and reasonable out-of-pocket expenses.  This agreement was terminated in January 2018.

NOTE 5 – MEMBER’S EQUITY (DEFICIT)

LLC Units

The Company has two classes of Units: Class A Units and Class B Units. The Class A Units have 5,000,000 Units authorized and 274,738 outstanding.  The Class A Units are being offered to the public.  The Class B Units has 100 Units authorized and outstanding which are held by the managing member.  See below for further discussion of the terms of these classes of units.  Also, see Note 7.

NOTE 6 – OPERATING AGREEMENT

The Operating Agreement provides, inter alia, for the following:

The limited liability company interests in the Company shall consist exclusively of Interests in the Company. The Interests shall be divided into two (2) classes, the Class B Interests, which shall be held exclusively by the Managing Member and the Class A Interests which shall be held by all other Members as the Investors.

Members holding Class A Interests will be entitled to a Preferred Return of an amount equal to eight percent (8%) per annum of the total amount of unreturned Capital Contributions (including reinvested Net Income) from the inception date of a Member’s initial Capital Contribution.

The Managing Member shall receive an Asset Management Fee in the amount of 2% per annum of the Capital Contributions, as adjusted from time to time.

The Company shall reimburse the Managing Member for organizational and initial offering costs and expenses incurred by the Managing Member in an amount not to exceed $175,000.

Each Member will be required to contribute not less than $5,000 to the Company for the purchase of Class A Interests, although the Managing Member may elect to accept less in its sole discretion.

The Company generally bears all costs and expenses associated with the initial setup of the Company and the offering of Interests and its ongoing operations, except as otherwise described in the Offering Circular.

The Company shall distribute Net Income* received with respect to the assets to the relevant Members, subject to any reserves or Company expenses as reasonably determined by the Managing Member. The Company shall make all such distributions of Net Income to the Class A Members and Class B Members in the following order of priority, and among them in accordance with their respective class percentages:

(i) first, to the Class A Members until the total amount distributed to them equals the amount of their unpaid Class A Preferred Return;

(ii) next, to the Managing Member until the amount distributed pursuant to Section (ii) equals two percent (2%) of the amount distributed to the Class A Members; and,

(iii) the remaining Net Income shall be distributed (a) eighty percent (80%) to the Class A Members and (b) twenty percent (20%) to the Managing Member as its “Carried Interest”.

Capital Withdrawals are subject to an initial twelve (12) month lock-up period  from the date of closing of a purchase of Interests by a Member, and no capital withdrawals will be made by a Member at any time prior to the end of the lock-up period; provided, however, the Managing Member may, in its sole discretion, allow the redemption of a Member’s investment prior to the expiration of the applicable lock-up period subject to a discretionary withdrawal penalty equal to ten percent (10%) of the amount of the capital withdrawal.

The Managing Member or its affiliates may also receive loan processing fees, loan documentation fees and servicing fees as well as fees between 1-5% of the loan amount related to the purchase or sale of a loan, real estate commissions (3-10%) and project management fees (between 1-10%).

NOTE 7 - SUBSEQUENT EVENTS

The Company had subscriptions in the amount of $ 60,400 and withdrawals in the amount of of $ 80,291 from June 30, 2019 and through the date of this report.

Item 8.

INDEX OF EXHIBITS

Exhibit No.	Description

2.1**	Certificate of Formation
2.2**	Certificate of Amendment to Certificate of Formation
2.3**	Third Amended and Restated Operating Agreement dated April 17, 2017

** Previously filed and incorporated herein by reference

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned on September 30, 2019, thereunto duly authorized.

Secured Real Estate Income Strategies, LLC

BySREIF Manager II, LLC

Its: Managing Member

By/s/ Thomas Braegelmann

Thomas Braegelmann, Chief Executive Officer

By/s/ Charles Tralka

Charles Tralka, Chief Investment Officer

By/s/ Matthew Sullivan

Matthew Sullivan, Director of Investor Relations

By/s/ Jordan Goodman

Jordan Goodman, Director